Exhibit 99.1

17 March 2003

NEWS RELEASE

(Wolseley today announces interim results for the half year ended 31 January 2003. These results are being released ahead of its planned announcement date, Tuesday 18 March 2003, due to an inadvertent administrative error. The meetings, as indicated at the bottom of the release, will go ahead on Tuesday 18 March 2003 as planned).

Interim results for the half year ended 31 January 2003

Wolseley announces record first half results.

Summary of Results

Financial highlights

•	In constant currency terms:–
– Group sales up	7.2%
– Group operating profit, before goodwill amortisation, up	6.0%
– Group pre-tax profit, before goodwill amortisation, up	8.0%
•	As reported, in sterling (after currency translation effect)
–	Group sales up 1.4% to £4.0 billion (2002: £3.9 billion)
–	Group operating profit, before goodwill amortisation, up 0.7% to £212.3 million (2002: £210.9 million). Operating profit, after goodwill amortisation, up 0.1% to £198.3 million (2002: £198.2 million)
–	2002 figures included one off property profits of £5.6 million (2003: £0.3 million). The net impact of these property profits affects the year on year operating profit comparison by 2.5%.
–	Currency translation has reduced group sales by £212.9 million (5.4%) and group operating profit by £10.7 million (5.1%).
	–	Group pre-tax profit, before goodwill amortisation, up 2.7% to £201.1 million (2002: £195.9 million). Profit before tax up 2.1% to £187.1 million (2002: £183.2 million).
	–	Earnings per share, before goodwill amortisation, up 2.4% to 25.05p (2002: 24.46p). Basic earnings per share up 1.7% to 22.64p (2002: 22.26p).
	–	Reduction in half year working capital to sales ratio from 16.3% to 15.8% of sales.
•	–	Interim dividend up by 12% to 5.6 pence
•	–	Strong financial position with gearing below 35% and interest cover over 17 times.

Operating highlights
•	The group’s principal businesses have continued to outperform in their respective markets
•	Strong organic growth performance, relative to the market, in European distribution and North American Plumbing and Heating distribution divisions.
•	Good trading margin improvements achieved in the group’s US and continental European plumbing and heating distribution operations.
•	Branch network expanded by 81 locations (2.8%) to 3,020 as at 31 January 2003.
•	Reorganisation of the management structure of the US Building Materials division should generate cost savings of at least $10 million per annum from 2004/5.

Outlook
•	There is no current evidence of a significant downturn in activity levels in the group’s businesses. However, current global economic and political uncertainties are likely to continue to affect the group’s markets in the short term. .
•	Outlook for the UK market remains favourable.
•	US markets are likely to continue to show a mixed pattern, both by sector and geography. US residential housing is expected to hold up well.
•	Canadian market environment is positive.
•	The improving sales and profit trends in continental Europe are expected to continue, despite flat markets.
•	Continued focus on tight cost control, margin enhancement and exploiting growth opportunities.

Charles Banks, Wolseley plc Group Chief Executive said:

“I am pleased to announce record first half results despite the mixed economic environment in the USA and continental Europe together with the adverse impact of currency translation on our reported results. The group’s principal operations have continued to outperform in their respective markets and we are confident that this trend will continue in the second half.”

 This news release contains numerous forward looking statements, concerning future economic conditions and other factors which are beyond the control of Wolseley. For more detail on the factors which could cause actual results to differ materially from those discussed in this release, see our annual reports on file with the US Securities and Exchange Commission.

SUMMARY OF RESULTS

	As at, and for the six months ended 31 January
	2003		2002		Change

Sales	£3,964.1m		£3,910.5m		1.4%

Operating profit
- before goodwill amortisation	£212.3m		£210.9m		0.7%
- goodwill amortisation	£(14.0)m		£(12.7)m

Operating profit	£198.3m		£198.2m		0.1%
Interest	£(11.2)m		£(15.0)m

Profit before tax
- before goodwill amortisation	£201.1m		£195.9m		2.7%
- goodwill amortisation	£(14.0)m		£(12.7)m

Profit before tax	£187.1m		£183.2m		2.1%

Earnings per share
- before goodwill amortisation	25.05p		24.46p		2.4%
- goodwill amortisation	(2.41)p		(2.20)p

Basic Earnings per share	22.64	p	22.26	p	1.7%

Dividend per share	5.60	p	5.00	p	12.0%

Net borrowings	£570.1m		£632.9m

Gearing	34.6%		39.3%

Interest cover (times)	17.7		13.2

ENQUIRIES:

Wolseley plc tel: 0118 929 8700 Charles Banks – Group Chief Executive Steve Webster – Group Finance Director	Brunswick Group Ltd tel: 020 7404 5959 Andrew Fenwick Sophie Fitton

An interview with Charles Banks, Group Chief Executive and Steve Webster, Group Finance Director, in video/audio and text will be available from 0700 (GMT) on www.cantos.com

A live audio cast and slide presentation will be available at 0900 (GMT) on www.wolseley.com

There will be a UK analyst meeting at 0900 (GMT) at UBS Warburg Presentation Centre, 1 Finsbury Avenue, London EC2.

There will be a conference call at 1400 (GMT):
UK/European dial-in number:	+44 (0)20 8515 2312
US dial-in number:	+1 303 205 0033
Password:	Wolseley

The call will be recorded and available for playback on the following numbers:

UK/European replay dial-in number:	+44 (0) 20 8797 2499
UK/European access code:	873988	#
US replay dial-in number:	+1 303 590 3000
US access code:	526743	#

The Instant Replay will be available until 21 March 2003.

NEWS RELEASE

18 March 2003

Announcement of Interim Results

Unaudited results for the half year ended 31 January 2003

Announcement of Interim Results

Wolseley is pleased to announce record first half results, despite mixed business conditions in the USA and continental Europe and the adverse impact of currency translation. Each of Wolseley’s principal businesses have continued to outperform in their respective markets. The organic growth of the European distribution and North American Plumbing and Heating distribution divisions was particularly strong relative to the market. Good trading margin (percentage of operating profit, before goodwill amortisation, to sales) improvements were achieved in the group’s US and continental European plumbing and heating distribution operations.

On a constant currency basis, group sales increased by 7.2% and operating profit, before goodwill amortisation, by 6.0%. Currency translation has had a significant impact on the group’s reported sterling results for the half year compared to the corresponding period in the previous year, reducing group sales by £212.9 million, (5.4%) and group operating profit, before goodwill amortisation, by £10.7 million (5.1%). The effect of US dollar depreciation has been to reduce translated US profits by 8.6% for the first half of the year compared to 2002. US dollar denominated profits account for nearly 60% of the group’s first half operating profit. Whilst the strengthening of the Euro has partly mitigated the currency effect, Euro denominated profits account for just under 11% of group operating profit in the first half.

After taking account of currency translation, group sales increased by 1.4% from £3,911 million to £3,964 million. Operating profit before goodwill amortisation rose by 0.7% from £210.9 million to £212.3 million. After deducting goodwill amortisation of £14.0 million (2002: £12.7 million), the reported sterling operating profit increased marginally from £198.2 million to £198.3 million. The 2002 half year figures included one off property profits of £5.6 million (2003: £0.3 million). The net impact of these property profits affects the year on year operating profit comparison by 2.5%.

Net interest payable was reduced to £11.2 million (2002: £15.0 million), reflecting lower interest rates and a further reduction in the working capital to sales ratio of the group. Interest cover is over 17 times (2002: 13 times).

Profit before tax and goodwill amortisation increased by 2.7% from £195.9 million to £201.1 million. The increase in earnings per share before goodwill amortisation was 2.4%.

European Distribution

The UK market remained relatively strong throughout the first half whereas markets in continental Europe were broadly flat.

Sales for the division increased by 12.5% from £1,242.7 million to £1,397.8 million. The organic increase in sales was 4.4%. Operating profit before goodwill amortisation rose by 3.4% from £78.9 million to £81.6 million.

The divisional trading margin reduced from 6.3% to 5.8% of sales, primarily due to a short term reduction in the UK trading margin and the effect of one off property gains in 2002.

Whilst UK housing starts were only marginally up on last year, demand in the repairs, maintenance and improvement sector was strong. The expected benefit to the market from increased government spending has not yet materialised to any significant extent but this should start to feed through over the remainder of this calendar year. UK sales increased by 10.2% to £918.9 million, including organic growth of 5.7%, with lightside the strongest performer.

The move to two new distribution centres during the course of last year and the first half of this year had the expected adverse impact on costs (including one-off costs of £1.6m). The significance of these investments will be reflected in future trading, both in terms of supporting continued growth and in the generation of further operational efficiencies. This should result in a year-end trading margin similar to that of last year and with the prospect of margin improvement in future years. Each of the four divisions matched, or improved, their gross margins compared to the first half of last year. After adjusting for the unusual items affecting the first half, the underlying trading margin performance remains strong.

The French construction market was flat during the first half, although the heating segment improved from the autumn onwards. High levels of unemployment in France continue to have a negative impact on consumer confidence. Local currency sales were marginally down on the corresponding period last year. An improvement in the gross margin, despite continued pressure on prices, helped to achieve a small improvement in local currency operating profit before goodwill amortisation and an increase in the trading margin from 5.5% to 5.6%. Brossette is continuing with its programme of re-organising its distribution network and has recently increased its product range to include some complementary additional electrical products.

The group’s other continental European operations made good progress and improved their trading margins, despite uninspiring markets. In OAG, sales increased by over 3% and operating profit, before goodwill amortisation, by over 4%. Good progress is being achieved in Hungary with sales up 23%, and a new central distribution centre opened. In Italy, the performance of the recently opened satellite locations is encouraging and Manzardo increased sales by nearly 15% and operating profit, before goodwill amortisation, by over 64%. CFM, in Luxembourg, increased sales by just over 2% and operating profit, before goodwill amortisation, by more than 34%. Wasco, in the Netherlands, is showing the expected upward trend in sales and profits as it implements its plan to expand the product range and to develop its offering to the more profitable RMI market.

The group continues to identify acquisition opportunities, both in existing and new European territories, to create new platforms for organic growth. A new European management and organisation structure has been developed to facilitate expansion of Wolseley’s European operations.

The division added a further 68 branches, including 55 additional branches in the UK, to its European network, giving a total of 1,867 locations at 31 January 2003.

North American Plumbing and Heating Distribution

Business conditions for the group’s North American Plumbing and Heating Distribution operations continued to vary both geographically and by market segment. Despite this, both the US and Canadian businesses increased market share and showed strong sales and profit growth in local currency terms.

Due to the adverse impact of currency translation, sales of the division were down by 1.5% from £1,754 million to £1,728 million. However, due to strong organic profit growth, operating profit before goodwill amortisation increased by nearly 7% from £89.9 million to £96.1 million.

Currency translation reduced divisional sales by £148.4 million (8.5%) and operating profit, before goodwill amortisation, by £7.7 million (8.6%).

Local currency sales in the US rose by 7.0% (including 1.0% organic), and in Canada by 13.5% (including 8.1% organic).

Local currency operating profit, before goodwill amortisation, for the US plumbing operations increased by 23.4% reflecting strong cost control and an increase in the gross margin due to continuing benefits from the distribution centre network. The trading margin, at 5.8%, showed a strong increase on the previous year’s margin of 5.1%. This upward trend is consistent with the achievement of the 6% trading margin objective a year ahead of schedule. Local currency operating profit, before goodwill amortisation, in Canada rose by 9.0%.

The US residential and remodelling markets held up well, but the industrial and commercial sector remained soft throughout the first half. Southern California was the strongest market whilst the weakest markets were in the northwestern region of the USA, together with those parts of Florida affected by the downturn in leisure and tourism.

The US plumbing operations are continuing to derive benefits from the integration of Familian Northwest and Westburne USA into Ferguson to form one cohesive unit with a single market focus. The integration of Familian Northwest is expected to be fully complete by 31 January 2004. The recent $110 million acquisition of Clayton has now been fully integrated into the waterworks business of Ferguson and is performing ahead of expectations.

The Canadian residential market was particularly buoyant throughout the first half, enabling Wolseley Canada to produce strong organic sales growth. Its drive for increased market share, together with the effect of integrating acquisitions, resulted in a small decrease in the trading margin in the first half but this trend is expected to be reversed in the second half. British Columbia continues to be Wolseley Canada’s weakest region, but management action is resulting in improvements in profitability.

The US and Canadian businesses will continue to seek value enhancing acquisitions to expand market share and widen the product range.

There was a net increase of seven branches in North American Plumbing and Heating Distribution from 924 to 931 locations at 31 January 2003.

US Building Materials Distribution

Principally due to the adverse impact of currency translation, sales for the division reduced by £75.3 million (8.2%) from £913.8 million to £838.5 million. Operating profit, before goodwill amortisation, reduced by £7.5 million (17.8%) from £42.1 million to £34.6 million. Currency translation reduced sales by £78.4 million (8.6%) and operating profit, before goodwill amortisation, by £3.7 million (8.8%).

The overall level of new residential housing, which typically accounts for around 90% of the activity in this division, remains strong at around 1.6 million starts. However, there continues to be significant variations in the strength of regional housing markets and a recent short-term trend towards lower value housing. There are no signs of any significant tailing off in US housing demand. The long-term fundamental drivers of this demand, in terms of population growth, immigration, ageing population and more single family housing, are positive.

The inventory of unsold homes at around four months, compared to the longer term average of around six months, further demonstrates the overall strength of the housing market.

Lumber prices, which directly affect around 40% of the division’s product range, continue to be adversely affected by excess global capacity of this commodity. Average random length prices for the half year were $277 which is 6.4% below the average of $296 for the corresponding period last year. This had the effect of reducing sales by $30 million (2.2%).

Both local currency sales and like for like sales volumes showed marginal increases on the first half of last year. Closed branches, following the reorganisation of operations in Utah and Idaho reduced sales by a further $29 million (2.2%). This reorganisation has already resulted in improved profitability in this region and further benefits are expected in the second half. The incremental impact of acquisitions added $37 million (2.8%) of sales in the first half.

An increase in the gross margin partly mitigated the effect of reduced lumber prices but the local currency operating profit was marginally down on the first half of last year.

The strongest regional housing markets were on the west coast of the USA whilst the weakest were in the mid west, Georgia and the Raleigh research triangle. Texas, a weak market in the prior year, has recently shown an improvement.

The group is committed to restoring the rate of growth in sales and profitability in Stock Building Supply. There are significant opportunities available to the group in the rapidly changing US building materials market in which Stock Building Supply has a relatively small market share.

The trend of consolidation amongst the larger homebuilders is likely to continue and there is an increasing demand from customers for the supply of a wider range of products including “value added” products and services. Stock Building Supply is in the process of adjusting its management structure and approach in response to these changes in the market to take better advantage of its size, technology and acquisition opportunities. The new structure should lead to reduced cost, increased growth and improved profitability. The benefits of this reorganisation will begin to materialise towards the end of this financial year. Any one-off costs are not expected to be significant. Cost savings in the next financial year are expected to be around $5 million and at least $10 million per annum, thereafter.

A customer targeting initiative has recently resulted in the first joint sales by Stock Building Supply and Ferguson to single customers and a joint showroom is currently in the process of development. Further opportunities for synergies and cost saving initiatives between the two businesses will continue to be exploited.

There was a net increase of six locations in the division during the first half to bring the total to 222 as at 31 January 2003.

Senior Management Changes

Andrew Hutton, Chief Executive of Wolseley Centers and Building Distribution Northern Europe will retire with effect from 31 July 2003, after some nine years on the board. Andrew has played a significant role in growing Wolseley’s UK business to achieve UK market leadership whilst successfully developing Wolseley’s presence in Northern Europe.

Adrian Barden, currently Managing Director of Wolseley’s UK heavyside division, will be appointed as Managing Director of Wolseley Centers with effect from 1 August 2003. The responsibility for Building Distribution Northern Europe will pass to the Director Europe who is being actively recruited. The Director Europe will be responsible for all of Wolseley’s European operations with the primary objectives of increasing synergies and accelerating growth in the group’s European division.

Interim dividend

The board has decided to pay an interim dividend of 5.60 pence per share, which represents an increase of 12% on last year's 5.00 pence interim dividend. This increase reflects the board’s confidence in the future development of the group and its strong financial position. The dividend reinvestment plan will continue to be available to eligible shareholders.

Finance

The effective tax rate is unchanged from the rate of 28% for the half year to 31 January 2003. It is expected that 28% will be the effective tax rate for the full year and for at least the next two financial years, provided the geographical contributions to profits remain broadly similar and there are no significant changes to tax legislation.

Net cash flow from operating activities reduced by £40.6 million (15.6%) from £259.7 million to £219.1 million, due to selective inventory build ups to gain competitive advantage, payments to suppliers to secure additional payment discounts in the US plumbing business and the translation effect of a weaker dollar on the cash flows of the US businesses. The working capital to sales ratio continues to show an improving trend at 15.8% for the six months to 31 January 2003 compared to 16.3% in the comparable period.

Consideration for acquisitions, including debt, amounted to just under £58 million (2002: £14 million). One additional acquisition, for a consideration of £6 million, has been completed in the UK since 31 January 2003. Further acquisition opportunities are currently under review. The group’s average spend on bolt-on acquisitions is expected to remain in the region of £200 million per annum.

The group’s branch network during the first half has been extended through acquisitions and branch openings by a net total of 81 (2.8%), bringing the total to 3,020 at 31 January 2003.

Net borrowings, excluding construction loan borrowings, at 31 January 2003 amounted to £570.1 million compared to £545.6 million at 31 July 2002, giving gearing of 34.6% compared to 34.1% at the previous year-end and 39.3% at 31 January 2002.

Construction loan receivables, financed by an equivalent amount of construction loan borrowings, were £160.8 million compared to £171.4 million at 31 July 2002. The reduction is partly due to the weaker US dollar but also reflects a planned reduction in the portfolio to reflect the more challenging market conditions.

There has been no significant change since the position reported at 31 July 2002 concerning asbestos claims. As stated then, the estimated liability, which is fully covered by insurance, is not material to the group’s financial position. Insurance cover significantly exceeds the estimated liability and is a multiple thereof. There has been no profit and loss account charge in this, or any prior financial year, relating to asbestos claims and no such charge is expected to arise in the future.

Outlook

There is no current evidence of a significant downturn in activity levels in the group’s businesses. However, current global economic and political uncertainties are likely to continue to affect the group’s markets in the short term.

The UK market is expected to hold up well with low interest rates helping demand for RMI with increasing benefits arising from government spending. UK trading margins are expected to recover in the second half.

Continental European markets are likely to remain flat, but the group expects a continuation of the trend seen in the first half of modest sales growth and improved levels of profitability.

US housing demand is expected to remain strong through to the financial year end unless there are significant increases in levels of unemployment over the next few months. However, regional variations are likely to continue. The benign interest rate environment is unlikely to change in the short term and the positive fundamental drivers of demand should help to underpin the sustainability of the housing market. Activity in the remodelling sector is likely to be boosted by the positive impact on RMI from the tendency for more Americans to stay at home. Whilst there are early signs of a resurgence in enquiries in the industrial and commercial sector, the long lead time in this sector means that it is unlikely that there will be an upturn until some time after the end of the financial year.

The outlook in Canada is positive.

The group’s businesses are well placed to further improve their market positions in the second half. Group management will continue to focus on tight cost control, margin enhancement and exploiting growth opportunities.

Group Profit and Loss Account (unaudited)

Year to 31 July 2002		Half year to 31 January 2003		Half year to 31 January 2002

£m		£m		£m
	Turnover
7,967.6	Continuing operations	3,942.9		3,910.5
–	Acquisitions	21.2		–

7,967.6		3,964.1		3,910.5

463.9	Operating profit before goodwill amortisation (note 3)	212.3		210.9

(26.7)	Goodwill amortisation	(14.0)		(12.7)

	Operating profit

437.2	Continuing operations	197.2		198.2
–	Acquisitions	1.1		–

437.2	Profit on ordinary activities before interest	198.3		198.2
(26.5)	Net interest payable	(11.2)		(15.0)

410.7	Profit on ordinary activities before tax	187.1		183.2
	Taxation (note 4)
(108.1)	Current tax charge	(55.6)		(52.9)
(14.4)	Deferred tax charge	(0.7)		(1.9)

(122.5)		(56.3)		(54.8)

288.2	Profit for the period attributable to ordinary shareholders	130.8		128.4
(109.2)	Dividends	(32.4)		(28.9)

179.0	Profit retained	98.4		99.5

	Earnings per share (note 5)
54.58p	Before exceptionals and goodwill amortisation	25.05	p	24.46	p
(4.62)p	Goodwill amortisation	(2.41	)p	(2.20	)p

49.96p	Basic earnings per share	22.64	p	22.26	p

49.46p	Diluted earnings per share	22.54	p	22.17	p
18.90p	Dividends per share (note 6)	5.60	p	5.00	p
	Translation rates (note 1)
1.4569	US dollars	1.5807		1.4450
1.6085	Euro	1.5674		1.6200

Statement of Total Recognised Gains and Losses

Year to 31 July 2002		Half Year to 31 January 2003	Half Year to 31 January 2002
£m		£m	£m

288.2	Profit for the period	130.8	128.4
(84.3)	Currency translation difference on foreign investments	(55.1)	9.5

203.9	Total recognised gains and losses for the financial year	75.7	137.9

Summarised Balance Sheets (unaudited)

As at 31 July 2002		As at 31 January 2003	As at 31 January 2002
£m		£m	£m

502.7	Intangible fixed assets	497.1	467.8
582.1	Tangible fixed assets	575.9	596.8

1,084.8		1,073.0	1,064.6
1,050.9	Stocks	1,033.8	1,025.4
1,372.7	Debtors and property awaiting disposal	1,227.8	1,237.9
171.4	Construction loans receivable (secured)	160.8	196.1
(1,119.6)	Creditors	(921.8)	(917.7)
(171.4)	Construction loan borrowings (unsecured)	(160.8)	(196.1)

1,304.0	Net Operating Assets	1,339.8	1,345.6

(545.6)	Net group borrowings	(570.1)	(632.9)
(46.0)	Net liabilities for tax	(42.4)	(52.6)
(80.3)	Dividend	(32.4)	(28.9)
(117.0)	Provisions for liabilities and charges	(119.2)	(85.9)

1,599.9	Total Net Assets	1,648.7	1,609.9

313.6	Capital and share premium account	319.1	309.2
1,286.3	Reserves	1,329.6	1,300.7

1,599.9	Shareholders’ Funds	1,648.7	1,609.9

	Translation rates (note 1)
1.5622	US Dollars	1.6478	1.4133
1.5934	Euro	1.5303	1.6416

Reconciliation of Movements in Capital and Reserves

Year to 31 July 2002		Half year to 31 January 2003	Half year to 31 January 2002
£m		£m	£m

179.0	Profit retained	98.4	99.5
(84.3)	Other recognised gains and losses	(55.1)	9.5
7.6	New share capital subscribed	5.5	3.2
1.2	Goodwill written back	–	1.3

103.5	Net addition to shareholders’ funds	48.8	113.5
1,496.4	Opening shareholders’ funds	1,599.9	1,496.4

1,599.9	Closing shareholders’ funds	1,648.7	1,609.9

Summarised Group Cash Flow Statement

Year to 31 July 2002		Half year to 31 January 2003	Half year to 31 January 2002
£m		£m	£m

584.1	Net Cash Flow from Operating Activities*	219.1	259.7
(22.5)	Net cash outflow from returns on investments and servicing of finance	(15.5)	(11.7)
(119.6)	Taxation paid	(58.3)	(58.6)
(96.8)	Capital expenditure	(41.2)	(50.0)
(169.9)	Acquisitions	(56.6)	(20.9)
8.2	Disposals	0.5	8.2
(100.1)	Equity dividends paid	(80.3)	(71.2)
–	Management of liquid resources and financing	(11.7)	–
7.6	Financing – Issue of shares	5.5	3.2

91.0	Change in net debt resulting from cash flows	(38.5)	58.7
(2.6)	New finance leases	(2.1)	(2.4)
59.7	Translation difference	16.1	4.5

148.1	Movement in net debt in period	(24.5)	60.8
(693.7)	Opening net debt	(545.6)	(693.7)

(545.6)	Closing net debt	(570.1)	(632.9)

* Reconciliation of the Operating Profit to Net Cash Flow from Operating Activities

Year to 31 July 2002		Half year to 31 January 2003	Half year to 31 January 2002
£m		£m	£m

437.2	Operating profit	198.3	198.2
92.5	Depreciation charges	43.0	45.4
26.7	Goodwill amortisation	14.0	12.7
7.4	Decrease in stocks	3.7	69.4
(24.0)	Decrease/(Increase) in debtors	98.4	129.1
44.0	(Decrease)/Increase in creditors and provisions	(138.3)	(195.4)
0.3	Decrease in net construction loans	–	0.3

584.1	Net cash flow from operating activities	219.1	259.7

Analysis of Results

Turnover by Activity

Year to 31 July 2002		Half year to 31 January 2003	Half year to 31 January 2002
£m		£m	£m

	European Distribution
2,517.5	Continuing operations	1,385.0	1,242.7
–	Acquisitions	12.8	–

2,517.5		1,397.8	1,242.7

	North American Plumbing & Heating Distribution
3,592.4	Continuing operations	1,727.8	1,754.0
–	Acquisitions	–	–

3,592.4		1,727.8	1,754.0

	US Building Materials Distribution
1,857.7	Continuing operations	830.1	913.8
–	Acquisitions	8.4	–

1,857.7		838.5	913.8

7,967.6	Group Total	3,964.1	3,910.5

Operating Profit Before Goodwill Amortisation by Activity

Year to 31 July 2002 £m		Half year to 31 January 2003 £m	Half year to 31 January 2002 £m

	European Distribution
171.4	Continuing operations	81.8	78.9
–	Acquisitions	(0.2)	–

171.4		81.6	78.9

	North American Plumbing & Heating Distribution
200.7	Continuing operations	96.1	89.9
–	Acquisitions	–	–

200.7		96.1	89.9

	US Building Materials Distribution
91.8	Continuing operations	33.2	42.1
–	Acquisitions	1.4	–

91.8		34.6	42.1

463.9	Group Total	212.3	210.9

Analysis of Movement in Sales
	2002	Exchange	New Acquisitions 2003	Acquisitions Increment 2002	Organic Change		2003
	£m	£m	£m	£m	£m	%	£m

European Distribution	1,242.7	13.9	12.8	72.5	55.9	4.4	1,397.8

North American Plumbing & Heating Distribution	1,754.0	(148.4)	–	95.4	26.8	1.7	1,727.8

US Building Materials Distribution	913.8	(78.4)	8.4	15.1	(20.4)	(2.4)	838.5

	3,910.5	(212.9)	21.2	183.0	62.3	1.7	3,964.1

Analysis of Movement in Operating Profit, Before Goodwill Amortisation

	2002	Exchange	New Acquisitions 2003	Acquisitions Increment 2002	Organic Change		2003
	£m	£m	£m	£m	£m	%	£m
European Distribution	78.9	0.7	(0.2)	2.5	(0.3)	(0.4)	81.6

North American Plumbing & Heating Distribution	89.9	(7.7)	-	7.0	6.9	8.4	96.1

US Building Materials Distribution	42.1	(3.7)	1.4	0.4	(5.6)	(14.6)	34.6

	210.9	(10.7)	1.2	9.9	1.0	0.5	212.3

Goodwill of £0.1 million arises on the acquisitions made in the half year. The operating profit contribution, after goodwill amortisation, from these acquisitions is £1.1 million.

Notes

1.	Basis of preparation

The figures for the year ended 31 July 2002 do not constitute the company's statutory accounts for that period but have been extracted from the statutory accounts, which have been filed with the Registrar of Companies. The auditors have reported on those accounts; their reports were unqualified and did not contain statements under Section 237(2) or (3) of the Companies Act 1985. The accounts for the six months ended 31 January 2003 have not been audited, nor were the accounts for the equivalent period in 2002. They comply with relevant accounting standards and have been prepared on a consistent basis using accounting policies set out in the 2002 Annual Report.

The results of overseas subsidiaries have been translated into sterling using average rates of exchange. The period end rates of exchange have been used to convert balance sheet amounts.

2.	Geographical analysis of sales

	Half year to 31 January 2003	Half year to 31 January 2002
	£m	£m

European Distribution
UK	918.9	834.2
France	278.1	270.3
Other	200.8	138.2

	1,397.8	1,242.7

North America Plumbing and Heating Distribution
USA	1,544.7	1,578.7
Canada	183.1	175.3

	1,727.8	1,754.0

US Building Materials Distribution
USA	838.5	913.8

Group Total	3,964.1	3,910.5

3.      Operating profit

Operating profit includes £0.3 million (2002: £5.6 million) of property profits and losses of £0.9 million relating to the sale of a branch in US Plumbing and Heating Distribution. One-off costs relating to the integration of the Westburne and Clayton acquisitions amounted to £0.8 million (2002: £0.9 million).

4.	Taxation

The tax charge on ordinary activities for the half year has been calculated at the rate which it is expected will apply for the year ending 31 July 2003 and comprises the following elements:

	Half year to 31 January 2003	Half year to 31 January 2002
	£m	£m

Tax on profit for the period
- UK	12.6	16.5
- overseas	43.0	36.4

	55.6	52.9
Deferred tax	0.7	1.9

	56.3	54.8

5.	Earnings per share

Earnings per share, calculated on an average of 578.1 million (2002: 576.6 million) ordinary shares in issue, is as follows:

	Half Year to 31 January 2003	Half Year to 31 January 2002
	Pence per share	Pence per share

Before goodwill amortisation	25.05	24.46
Goodwill amortisation	(2.41)	(2.20)

Basic earnings per share	22.64	22.26

6.	Interim Dividend

The interim dividend of 5.60 pence (2002: 5.00 pence) per share, which will absorb £32.4 million (2002: £28.9 million), will be paid on Thursday 31 July 2003 to ordinary shareholders on the register on Friday 4 July 2003. The shares will be quoted ex dividend on Wednesday 2 July 2003.

7.	Acquisitions

The following table summarises the acquisitions made during the half year. In certain cases the consideration is subject to adjustment and includes net borrowings acquired.

Acquisitions	Estimated consideration including debt	Expected contribution to group turnover in a full year
	£m	£m

European Distribution	14.5	35.0
NA Plumbing and Heating Distribution	9.0	31.2
US Building Materials Distribution	34.1	95.1

	57.6	161.3

8.	Pensions and other post retirement benefits

Note 33 to the group’s 2002 Annual Report & Accounts summarised the position as at 31 July 2002 in relation to pension liabilities on an FRS 17 basis. At that date the pension deficit, net of taxation, amounted to £89.7 million of which £29.3 million net of the related deferred tax asset was provided in the balance sheet. Accordingly, had FRS 17 been fully adopted at 31 July 2002, shareholders’ funds would have been reduced by £60.4 million.

9.	Copies of announcements

Wolseley plc will mail a copy of the interim report to shareholders for the six months ended 31 January 2003. Requests for a copy of this report should be addressed to Corporate Communications, Wolseley plc, Parkview 1220, Arlington Business Park, Theale, Reading RG7 4GA.

A copy of the 2003 Interim Announcement, together with copies of other recent public announcements, including the 2002 Preliminary Announcement, can be found on Wolseley's web site at www.wolseley.com. Copies of the Interim and Preliminary Announcement presentations given to stockbrokers' analysts are also available on that site.

10.      Electronic Communications

Recent changes in the law mean that the company may now send shareholder information, including Annual Reports, Notices of General Meetings and Forms of Proxy to you electronically, provided only that you agree to receive them in this format.

This will have a number of advantages, including

•	Speedier delivery of documents;
•	Cost savings for the company on the delivery of documents;
•	Saving on environmental resources;
•	Confirmation of receipt of proxy appointments.

To receive your shareholder documentation electronically, you will need to register with our Registrars’ online service, www.shareview.co.uk. This is a secure service enabling shareholders to set up and view personal shareholding details. When you register please have your shareholder reference number to hand, this is on your share certificate or the enclosed proxy form.

The next opportunity for us to notify you electronically will be in respect of the Annual Report for 2003, which will be published in the Autumn. If you have registered, an e-mail will be sent to you notifying you that it has been published on our website and including a link to the relevant page. A similar procedure will be followed for future shareholder documentation. There are no particular software requirements to view these documents, other than those described and available on our website www.wolseley.com.

Shareholders wishing to continue to receive shareholder information in the traditional paper format should take no action.

This offer, and provision of a facility to communicate with shareholders electronically, does not discriminate between registered shareholders of the same class. It is available to all registered shareholders on equal terms and participation is made as simple as possible. Please note that it is the shareholder’s responsibility to notify our Registrars through www.shareview.co.uk of any change to their e-mail address.

Before electing for electronic communication, shareholders should ensure that they have the appropriate computer capabilities. The company takes all reasonable precautions to ensure no viruses are present in any communication it sends out, but cannot accept any responsibility for loss or damage arising from the opening or use of any e-mail or attachments from the company and recommends that shareholders subject all messages to virus checking procedures prior to use. Please note that any electronic communication sent by a shareholder to the company or the Registrar containing a computer virus will not be accepted.

The company’s obligation is satisfied when it transmits an electronic message. It cannot be held responsible for a failure in transmission beyond its control. In the event that the company becomes aware that an electronic transmission is not successfully transmitted, a paper notification will be sent to the shareholder at their registered address. The company also reserves the right, irrespective of your election, to revert to sending paper documentation by post, whenever the Board considers it necessary or desirable to do so.

If you have any further questions, please contact our Registrars, Lloyds TSB Registrars on 0870 6003970.

Independent review report to Wolseley plc
Introduction

We have been instructed by the company to review the financial information, which comprises the profit and loss account, the balance sheet, the cash flow statement, the statement of total recognised gains and losses and the related notes. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information. This report, including the conclusion, has been prepared for and only for the company for the purpose of the Listing Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 31 January 2003.

PricewaterhouseCoopers
Chartered Accountants
Birmingham
17 March 2003

Notes:

(a)	The maintenance and integrity of the Wolseley website is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the interim report since it was initially presented on the website.

(b)	Legislation in the United Kingdom governing the preparation and dissemination of financial information may differ from legislation in other jurisdictions.